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SAN FRANCISCO OFFICE
(415) 262-1200

July 21, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Amendment No.1 to Registration Statement on Form S-3
File No. 333-167822

Ladies/Gentlemen:

Enclosed for filing by the above-referenced company is Amendment No. 1 to Registration Statement on Form S-3.  This amendment includes revisions made in response to a comment from the staff.

Please direct all correspondence and communications with respect to this registration statement to the undersigned.

Very truly yours,

/s/ Richard S. Soroko
Richard S. Soroko